U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Brill                   Sam
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   (Last)               (First)                 (Middle)

575 Lexington Avenue
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                                    (Street)

New York                NY                      10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

February 21, 2002
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

                         --
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4. Issuer Name and Ticker or Trading Symbol

TTR Technologies, Inc / TTRE
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |X|   Other (specify below)

Vice President of Corporate Strategy
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Common Stock
Option                       11/5/02    11/5/11     Common Stock           250,000       +              D              --
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

+ The options were issued under TTR Technologies, Inc.'s 2000 Equity Incentive Plan. The option with respect to 50,000 shares is scheduled to vest and become first exercisable in November 2002, and the option with respect to the remaining 200,000 is scheduled to vest and become exercisable in equal installments of 50,000 shares on each of November 2003, November 2004, November 2005 and November 2006 each at an exercise price per share of $1.66, provided that if the Employee elects to not continue in the employ of the Company past May 5, 2002, then the Option with respect to 25,000 shares vests and becomes first exercisable in November 2002.


             /s/ Sam Brill                                   February 28, 2002
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      ** Signature of Reporting Person                            Date

 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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